UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 13, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM ANNOUNCES FOURTH QUARTER AND AUDITED ANNUAL 2008 FINANCIAL AND OPERATING RESULTS

Moscow and New York (May 13, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced its financial and operating results for the quarter and year ended December 31, 2008.

Full Year 2008 Financial and Operating Highlights

•	Net operating revenues reached $10,117 million, an increase of 41.1% versus 2007.

•	OIBDA reached $4,860 million, an increase of 35.1% versus 2007.

•	Consolidated OIBDA margin was 48.0%, including 48.9% in Russia and 51.4% in Kazakhstan.

•	Net income totaled $524 million, a reduction of 64.2% versus 2007, reflecting strong adverse currency impact and charges related to impairment loss.

•	Operating cash flow for the year amounted to $3,422 million.

Fourth Quarter 2008 Financial and Operating Highlights

•	Net operating revenues reached $2,555 million, an increase of 27.1% versus 4Q07.

•	OIBDA reached $1,124 million, an increase of 22.4% versus 4Q07.

•	Consolidated OIBDA margin was 44.0% including the fixed-line business.

•	Net loss amounted to $816 million, reflecting $1,012 million loss due to currency devaluation and $443 million impairment loss.

•	Mobile subscribers increased by 3.3 million versus 3Q08, reaching 61.0 million.

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Commenting on today’s announcement, Boris Nemsic, Chief Executive Officer of VimpelCom, said, “2008 was an important year in the development of VimpelCom. We significantly expanded both the scale and scope of our business. Our consolidated revenues passed the $10 billion mark and the consolidated OIBDA margin stayed close to 50%. Operating cash flow exceeded $3.4 billion. The scale and scope of our business, good cash flow generation and a broad range of anti-crisis measures we have been implementing make us confident that VimpelCom will be able to get through the period of macroeconomic uncertainty and sustain its leadership position”.

In commenting on the announcement, Elena Shmatova, Chief Financial Officer of VimpelCom, said, “Considering the importance and scarcity of liquidity in the current market environment we continue to optimize our debt portfolio. The signing of loan agreements with Sberbank in March was one of the steps we are taking in this regard.”

The economic turmoil in the fourth quarter of 2008 marked the beginning of a different economic environment, which will test the robustness of the business. Our operations in Russia and the CIS showed resilience, delivering 41.1% growth in net operating revenues year-on-year, but more importantly maintaining local currency revenues in line with the previous quarter.

At the same time, in the first months of 2009, we see that the economic conditions in all our markets are deteriorating with a substantial drop in industrial production and growing unemployment. We anticipate that these developments could have a negative impact on the telecom sector. Therefore, while defending our market position, we continue to focus our efforts on cost reduction, operational excellence and effective cash management.

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS (US$, millions)	4Q 2008	4Q 2007**	y-o-y	3Q 2008	q-o-q	2008	2007**	y-o-y
Net operating revenues	2,555	2,010	27.1%	2,843	-10.1%	10,117	7,171	41.1%
OIBDA*	1,124	918	22.4%	1,388	-19.0%	4,860	3,597	35.1%
OIBDA margin, %	44.0%	45.7%		48.8%		48.0%	50.2%
Net income (loss)	-816	368	n/a	269	n/a	524	1,463	-64.2%
Net income (loss) per common share, (US$)	-16.12	7.25		5.31		10.34	28.78
Net income (loss) per ADS equivalent, (US$)	-0.81	0.36		0.27		0.52	1.44
Capital expenditures	855.5	795.8	7.5%	692.9	23.5%	2,570.8	1,772.8	45.0%
Mobile subscribers (‘000)	61,029	51,740	18.0%	57,758	5.7%	61,029	51,740	18.0%
Broadband subscribers (‘000)	1,206	n/a		780		1,206	n/a

*	See definitions in Attachment A.
**	2007 figures here and below do not include Golden Telecom operations

Net operating revenues 4Q 2008* (US$ millions)	Russia	CIS	Eliminations	Total
Mobile business	1,797	354	-3	2,148
Fixed business	439	73	-13	499
Eliminations	-79	-7	-6	-92
Total net operating revenue	2,157	420	-22	2,555

*	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments, and indicate the amount of inter-company eliminations within and between the segments.

While we have not seen a direct immediate impact of the economic crisis on our operations during the fourth quarter, our financial results were affected by the sharp devaluation of local currencies in Russia and Ukraine.

This resulted in a $1,012 million quarterly net foreign exchange loss related primarily to revaluation of our long-term foreign currency debt. Furthermore, a significant drop in currency exchange rates and increased risk perception resulted in a $443 million impairment of goodwill and long-lived assets related to acquisitions made in Russia and Ukraine.

Consequently, our fourth quarter income statement showed a net loss of $816 million. If we exclude the foreign currency exchange losses and impairment losses, our income before tax, adjusted for the fourth quarter would have been $639 million (Attachment F).

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

As of year end our debt obligations due in 2009 constituted approximately $1,909 million. Our closing cash balance on December 31st was $915 million.

4

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Russia - Financial and Operating Results

RUSSIA (US$ millions)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	2,157	1,702	26.7%	2,426	-11.1%	8,619	6,094	41.4%
OIBDA	948	773	22.6%	1,215	-22.0%	4,215	3,101	35.9%
OIBDA margin, %	43.9%	45.4%		50.1%		48.9%	50.9%
SG&A	667	633	5.4%	627	6.4%	2,384	1,903	25.3%
including Sales & Marketing Expenses	246	186	32.3%	203	21.2%	787	600	31.2%
including General & Administrative Costs	421	447	-5.8%	424	-0.7%	1,597	1,303	22.6%
SG&A percentage	30.9%	37.2%		25.8%		27.7%	31.2%
Net income (loss)	-445	364	n/a	259	n/a	880	1,422	-38.1%

Our quarterly revenues in Russia showed year-on-year growth of 26.7% in US dollar terms. In local currency terms, the revenues grew by 40.0%. The quarterly consolidated OIBDA margin in Russia was 43.9%, down from 50.1% reported in the previous quarter.

In the mobile segment, we reported 5.6% year-on-year growth in quarterly mobile revenues in US dollar terms or 16.7% in ruble terms. Mobile OIBDA margin decreased to 46.7% when compared to 54.2% reported in the previous quarter mainly due to focused seasonal sales efforts, more intensive marketing activities and costs of 3G handsets sales launched during the quarter.

The mobile business remains competitively very agile and capable of responding effectively to market challenges. Our retail distribution strategy is paying off, as we added more than 5 million active mobile subscribers in the second half of 2008. Usage in the fourth quarter remained stable as illustrated by flat MOU.

Our fixed-line revenue increased by 10.9% in local currency terms in fourth quarter 2008 compared to the third quarter 2008. OIBDA margin remained stable reflecting our cost reduction efforts and ability to defend our price levels. However, deteriorating macroeconomic factors forced us to recognize a $315 million impairment loss related to our acquisition of Golden Telecom in February 2008.

We continue increasing our foothold in the fast growing residential broadband market in Russia providing both fixed and mobile solutions. By the year end we operated FTTB networks in 47 cities and 3G networks in 40 cities. In the fourth quarter of 2008 our total number of residential broadband subscribers in Russia including FTTB and 3G increased by 0.4 million subscribers and reached 1.2 million.

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

RUSSIA REVENUES (US$ millions)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	2,157	1,702	26.7%	2,426	-11.1%	8,619	6,094	41.4%
Mobile revenues	1,797	1,702	5.6%	2,037	-11.8%	7,372	6,094	21.0%
Fixed revenues	439	n/a		445	-1.3%	1,429	n/a
Eliminations	-79	n/a		-56	n/a	-182	n/a

RUSSIA OIBDA DEVELOPMENT (US$ millions)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA Total	948	773	22.6%	1,215	-22.0%	4,215	3,101	35.9%
Mobile OIBDA	840	773	8.7%	1,104	-23.9%	3,872	3,101	24.9%
Fixed OIBDA	108	n/a		111	-2.7%	343	n/a
Total OIBDA margin, %	43.9%	45.4%		50.1%		48.9%	50.9%
Mobile OIBDA margin, %	46.7%	45.4%		54.2%		52.5%	50.9%
Fixed OIBDA margin, %	24.6%	n/a		24.9%		24.0%	n/a

RUSSIA OPERATING DEVELOPMENT	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	47,677	42,221	12.9%	45,093	5.7%	47,677	42,221	12.9%
Subscriber market share*), %	25.4%	29.9%		25.1%		25.4%	29.9%
MOU, min	227.8	204.1	11.6%	228.5	-0.3%	219.1	192.1	14.1%
ARPU mobile, US$	12.5	13.5	-7.4%	15.2	-17.8%	13.9	12.6	10.3%
Broadband subscribers (‘000)	1,182	n/a		764	54.7%	1,182	n/a

*	Subscriber market share data presented here and in the following country tables are published by AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s subscriber market share is being reported solely on the basis of active subscribers, while previously it was based on registered subscribers. The drop in the reported market share in the fourth quarter of 2008 as compared to the fourth quarter of 2007 is caused by the change of reporting methodology.

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

CIS - Financial and Operating Results

CIS OPERATIONS (US$ millions)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	419.6	314.4	33.5%	439.8	-4.6%	1,564.3	1,091.2	43.4%
OIBDA	179.3	145.2	23.5%	174.7	2.6%	652.6	495.9	31.6%
OIBDA margin, %	42.7%	46.2%		39.7%		41.7%	45.4%
SG&A	116.9	83.9	39.3%	121.4	-3.7%	448.0	304.6	47.1%
including Sales & Marketing Expenses	39.5	33.1	19.3%	39.1	1.0%	141.6	108.3	30.7%
including General & Administrative Costs	77.4	50.8	52.4%	82.3	-6.0%	306.4	196.3	56.1%
SG&A percentage	27.9%	26.7%		27.6%		28.6%	27.9%
Net income (loss)	-278.5	4.6	n/a	13.3	n/a	-257.1	40.5	n/a

Our total quarterly revenues from the CIS markets increased year-on-year by 33.5% to approximately $420 million and OIBDA grew by 23.5% to $179 million. The CIS markets now represent 16% of the total group consolidated revenues and OIBDA.

In 2008, we observed both a good increase in subscriber numbers and strong annual revenue growth across all markets where we operate. During the turbulent fourth quarter the CIS business showed resilience and maintained stable margin levels, as we had not yet seen the full impact of the economic crisis.

The currency devaluation in Ukraine during the fourth quarter resulted in a foreign exchange loss of $231 million and triggered an impairment write off of $90 million related to our operations of URS.

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

CIS Revenues Development

KAZAKHSTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	196.9	174.6	12.8%	198.6	-0.9%	743.6	610.5	21.8%
Mobile	193.7	174.6	10.9%	195.9	-1.1%	734.2	610.5	20.3%
Fixed	7.1	n/a		6.0	18.3%	19.1	n/a
Elimination	-3.9	n/a		-3.3		-9.7	n/a

UKRAINE (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	70.5	34.5	104.3%	94.2	-25.2%	280.7	111.6	151.5%
Mobile	47.5	34.5	37.7%	68.2	-30.4%	197.8	111.6	77.2%
Fixed	26.4	n/a		32.5	-18.8%	96.1	n/a
Elimination	-3.4	n/a		-6.5		-13.2	n/a

ARMENIA (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	63.7	59.8	6.5%	68.8	-7.4%	256.2	235.8	8.7%
Mobile	27.2	23.5	15.7%	31.6	-13.9%	108.0	92.4	16.9%
Fixed	36.5	36.3	0.6%	37.2	-1.9%	148.2	143.4	3.3%
Elimination	0.0	0.0		0.0		0.0	0.0

UZBEKISTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	66.5	36.5	82.2%	58.4	13.9%	216.4	108.1	100.2%
Mobile	63.5	36.5	74.0%	55.5	14.4%	207.1	108.1	91.6%
Fixed	3.0	n/a		2.9	3.4%	9.3	n/a
Elimination	0.0	n/a		0.0		0.0	n/a

TAJIKISTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	16.4	8.1	102.5%	14.8	10.8%	50.8	23.8	113.4%
Mobile	16.4	8.1	102.5%	14.8	10.8%	50.8	23.8	113.4%

GEORGIA (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	5.9	0.9	555.6%	5.4	9.3%	17.7	1.5	1080%
Mobile	5.9	0.9	555.6%	5.4	9.3%	17.7	1.5	1080%

CIS (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Net operating revenues	419.6	314.4	33.5%	439.8	-4.6%	1,564.3	1,091.2	43.4%
Mobile	354.1	278.1	27.3%	371.2	-4.6%	1,315.0	947.8	38.7%
Fixed	73.0	36.3	101.1%	78.6	-7.1%	272.7	143.4	90.2%
Elimination	-7.5	0.0		-10.0		-23.4	0.0

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

CIS OIBDA Development

KAZAKHSTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	97.7	92.2	6.0%	106.1	-7.9%	382.2	322.6	18.5%
Mobile	93.8	92.2	1.7%	102.9	-8.8%	372.5	322.6	15.5%
Fixed	3.9	n/a		3.2	21.9%	9.7	n/a
OIBDA Margin, %	49.6%	52.8%		53.4%		51.4%	52.8%

UKRAINE (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	11.6	3.6	222.2%	-1.6	n/a	22.5	0.5	4400%
Mobile	5.7	3.6	58.3%	-8.9	n/a	0.4	0.5	-20.0%
Fixed	5.9	n/a		7.3	-19.2%	22.1	n/a
OIBDA margin, %	16.5%	10.4%		n/a		8.0%	0.4%

ARMENIA (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	31.7	32.5	-2.5%	33.5	-5.4%	124.6	122.7	1.5%
Mobile	12.5	9.7	28.9%	13.9	-10.1%	47.0	45.8	2.6%
Fixed	19.2	22.8	-15.8%	19.6	-2.0%	77.6	76.9	0.9%
OIBDA Margin, %	49.8%	54.3%		48.7%		48.6%	52.0%

UZBEKISTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	34.2	17.8	92.1%	33.0	3.6%	115.9	54.7	111.9%
Mobile	33.0	17.8	85.4%	32.0	3.1%	112.8	54.7	106.2%
Fixed	1.2	n/a		1.0	20.0%	3.1	n/a
OIBDA Margin, %	51.4%	48.8%		56.5%		53.6%	50.6%

TAJIKISTAN (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	5.3	1.4	278.6%	4.8	10.4%	14.0	2.8	400.0%
Mobile	5.3	1.4	278.6%	4.8	10.4%	14.0	2.8	400.0%
OIBDA Margin, %	32.3%	17.3%		32.4%		27.6%	11.8%

GEORGIA (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	-1.2	-2.3	n/a	-1.1	n/a	-6.6	-7.4	n/a
Mobile	-1.2	-2.3	n/a	-1.1	n/a	-6.6	-7.4	n/a
OIBDA Margin, %	n/a	n/a		n/a		n/a	n/a

CIS (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	179.3	145.2	23.5%	174.7	2.6%	652.6	495.9	31.6%
Mobile	149.1	122.4	21.8%	143.6	3.8%	540.1	419.0	28.9%
Fixed	30.2	22.8	32.5%	31.1	-2.9%	112.5	76.9	46.3%
OIBDA margin, %	42.7%	46.2%		39.7%		41.7%	45.4%

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

CIS Operating Highlights

KAZAKHSTAN	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	6,270	4,604	36.2%	5,614	11.7%	6,270	4,604	36.2%
Subscriber market share*), %	43.4%	46.5%		41.2%		43.4%	46.5%
MOU, min	100.5	98.9	1.6%	108.1	-7.0%	104.3	94.6	10.3%
ARPU mobile, US$	10.8	13.0	-16.9%	12.1	-10.7%	11.7	13.1	-10.7%

UKRAINE	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	2,052	1,941	5.7%	2,403	-14.6%	2,052	1,941	5.7%
Subscriber market share*), %	3.6%	4.8%		4.3%		3.6%	4.8%
MOU, min	230.0	183.2	25.5%	261.5	-12.0%	231.8	163.2	42.0%
ARPU mobile, US$	7.0	5.6	25.0%	9.7	-27.8%	7.6	4.7	61.7%
Broadband subscribers (‘000)	24	n/a		16	50.0%	24	n/a
ARPU broadband, US$	13.5	n/a		15.7	-14.0%	15.3	n/a

ARMENIA	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	544	442	23.1%	784	-30.6%	544	442	23.1%
Subscriber market share*), %	21.2%	26.1%		30.5%		21.2%	26.1%
MOU, min	150.0	171.8	-12.7%	139.9	7.2%	152.1	169.9	-10.5%
ARPU mobile, US$	13.6	17.4	-21.8%	13.9	-2.2%	14.6	16.7	-12.6%

UZBEKISTAN	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	3,636	2,120	71.5%	3,148	15.5%	3,636	2,120	71.5%
Subscriber market share*), %	29.6%	37.3%		29.8%		29.6%	37.3%
MOU, min	288.6	283.4	1.8%	298.5	-3.3%	287.8	274.0	5.0%
ARPU mobile, US$	6.5	6.8	-4.4%	6.5	0.0%	6.4	7.1	-9.9%

TAJIKISTAN	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	625	339	84.4%	527	18.6%	625	339	84.4%
Subscriber market share*), %	18.3%	18.1%		18.3%		18.3%	18.1%
MOU, min	243.4	216.3	12.5%	255.9	-4.9%	238.9	220.6	8.3%
ARPU mobile, US$	9.6	9.0	6.7%	10.4	-7.7%	9.5	9.7	-2.1%

GEORGIA	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Mobile subscribers (‘000)	225	73	208.2%	189	19.0%	225	73	208.2%
Subscriber market share*), %	6.0%	3.5%		5.3%		6.0%	3.5%
MOU, min	129.8	121.5	6.8%	109.8	18.2%	113.6	102.5	10.8%
ARPU mobile, US$	9.7	9.0	7.8%	9.9	-2.0%	9.0	7.4	21.6%

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VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

*	Source: AC&M-Consulting. The drop in the reported market share is caused by the fact that starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers, while before that date it was based on registered subscribers.

Other Operations

In October 2008, VimpelCom made a $267 million cash contribution to the charter capital of GTEl-Mobile, our joint-venture in Vietnam. The funds will be used for establishing operations, including the network rollout. We expect the commercial launch of the network in Vietnam in mid-summer of 2009.

Our operations in Cambodia are also developing according to plan and we expect commercial launch of the network in May of 2009.

OTHER (US$ mln)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
OIBDA total	-3.3	n/a		-2.2	n/a	-8.1	n/a

11

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Recent Developments

•	On April 24, 2009, the Board of Directors recommended to the General Shareholders Meeting to forego dividend payments related to 2008.

•	As of March 31, 2009, the Company had repaid 100% of the debt which came due in the first quarter of 2009 (or $549 million calculated using the exchange rate as of December 31, 2008).

•	On March 2, 2009, the Board of Directors appointed Alexander Torbakhov as the General Director of VimpelCom and Boris Nemsic as the CEO of VimpelCom, effective from April 2, 2009.

•

On March 10, 2009, the Company entered into a loan agreement with Sberbank to borrow 8 billion rubles for three years at a maximum annual interest rate of 19% and $250 million for four years at a maximum annual interest rate of 13%.

•	On March 17, 2009, Jean-Pierre Vandromme, Executive Vice-President for Russian operations, resigned from the Company.

•

In an effort to more accurately reflect the underlying operational performance the Company decided to change the reporting currency to the Russian ruble, which is the functional currency of core market operations. The changes become effective starting from the first quarter of 2009. Our selected financial indicators in local currencies are presented in Attachment E.

* * *

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ42008.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its fourth quarter and annual 2008 results during a conference call and slide presentation on May 13, 2009 at 6:30 pm Moscow time (10:30 am ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through May 20, 2009. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total

12

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans, including network development plans and developments in the telecommunications markets in which the Company operates, and management’s expectations about the Company’s ability to meet its obligations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

13

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

- Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, by the total estimated number of mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, and is provided by AC&M-Consulting.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

14

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

15

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended		Year ended
	December 31,		December 31,
	(unaudited)
	2008	2007	2008	2007
	(In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
Service revenues	$2,489,532	$2,006,440	$9,999,850	$7,161,833
Sales of equipment and accessories	64,417	2,307	107,946	6,519
Other revenues	3,944	2,504	17,190	6,528

Total operating revenues	2,557,893	2,011,251	10,124,986	7,174,880
Revenue based tax	(2,558)	(1,305)	(8,054)	(3,782)

Net operating revenues	2,555,335	2,009,946	10,116,932	7,171,098

Operating expenses:
Service costs	578,825	365,653	2,262,570	1,309,287
Cost of equipment and accessories	59,322	1,592	101,282	5,827
Selling general and administrative expenses	787,212	715,892	2,838,508	2,206,322
Depreciation	378,642	331,725	1,520,184	1,171,834
Amortization	94,520	56,040	360,980	218,719
Impairment loss	442,747	—	442,747	—
Provision for doubtful accounts	5,995	8,399	54,711	52,919

Total operating expenses	2,347,263	1,479,301	7,580,982	4,964,908

Operating income	208,072	530,645	2,535,950	2,206,190
Other income and expenses:
Interest income	14,241	11,554	71,618	33,021
Interest expense	(153,595)	(50,274)	(495,634)	(194,839)
Net foreign exchange (loss)/gain	(1,011,996)	21,614	(1,142,276)	72,955
Equity in net loss of associates	(63,719)	(211)	(61,020)	(211)
Other (expenses)/income, net	804	31,588	(17,404)	3,240

Total other income and expenses	(1,214,265)	14,271	(1,644,716)	(85,834)

Income (loss) before income taxes and minority interest	(1,006,193)	544,916	891,234	2,120,356
Income tax expense (benefit)	(208,877)	159,225	303,934	593,928
Minority interest in net earnings of subsidiaries	18,412	17,583	62,966	63,722

Net income (loss)	(815,728)	368,108	524,334	1,462,706

Net income (loss) per common share	$(16.12)	$7.25	$10.34	$28.78
Net income (loss) per ADS equivalent	$(0.81)	$0.36	$0.52	$1.44

Weighted average common shares outstanding (thousands)	50,617	50,777	50,700	50,818

16

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	$914,683	$1,003,711
Trade accounts receivable	475,667	281,396
Other current assets	1,016,157	441,810

Total current assets	2,406,507	1,726,917

Non–current assets
Property and equipment, net	6,425,873	5,497,819
Telecommunication licenses, net	764,783	915,211
Other intangible assets, net	4,359,772	1,302,318
Investments in associates	493,550	5,908
Other assets	1,274,668	1,120,711

Total non–current assets	13,318,646	8,841,967

Total assets	$15,725,153	$10,568,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$896,112	$697,816
Customer advances and deposits	454,738	423,611
Short-term debt	1,909,221	526,512
Accrued liabilities	554,231	351,762

Total current liabilities	3,814,302	1,999,701

Deferred income taxes	644,475	576,276
Long-term debt	6,533,705	2,240,097
Other non-current liabilities	122,825	52,614

Minority Interest	221,040	288,410

Shareholders’ equity	4,388,806	5,411,786

Total liabilities and shareholders’ equity	$15,725,153	$10,568,884

17

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Cash Flows

	Year ended December 31,
	2008	2007
	(In thousands of US dollars)
Net cash provided by operating activities	$3,421,858	$3,037,690

Purchases of property and equipment	(2,002,452)	(1,238,305)
Purchases of intangible assets	(75,012)	(73,814)
Acquisition of subsidiaries, net of cash acquired	(4,134,609)	(301,355)
Investments in associates	(491,265)	—
Loan granted	(350,000)	—
Short-term deposits	43,179	(42,356)
Exercise of escrow cash deposit	200,170	(200,170)
Purchase of minority interest in consolidated subsidiaries	(992,825)	—
Purchases of other assets, net	(367,227)	(378,552)

Net cash used in investing activities	(8,170,041)	(2,234,552)

Proceeds from bank and other loans	6,209,392	666,348
Proceeds from sale of treasury stock	25,488	39,787
Purchase of treasury shares	(114,476)	(81,069)
Repayments of bank and other loans	(721,222)	(472,545)
Payment of dividends	(587,302)	(331,885)
Payments of fees in respect of debt issues	(68,159)	(14,380)

Net cash provided by/(used in) financing activities	4,743,721	(193,744)

Effect of exchange rate changes on cash and cash equivalents	(84,566)	49,823

Net (decrease)/ increase in cash and cash equivalents	(89,028)	659,217
Cash and cash equivalents at beginning of period	1,003,711	344,494

Cash and cash equivalents at end of period	$914,683	$1,003,711

Supplemental cash flow information
Cash paid during the period:
Income tax	$647,597	$601,939
Interest	406,020	201,259
Non-cash activities:
Equipment acquired under financing agreements	2,726	48,514
Accounts payable for equipment and other long-lived assets	448,218	417,478
Issue of promissory notes	81,660	—
Non-cash discounts from suppliers of equipment	2,464	(5,441)
Acquisitions:
Fair value of assets acquired	2,645,655	84,125
Fair value of minority interest acquired	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	3,517,062	182,034
Consideration for the acquisition of subsidiaries	(5,348,180)	(291,928)

Change in fair value of liabilities assumed	$1,020,666	$15,867

18

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated OIBDA

(In millions of US dollars)

OIBDA Consolidated Total	4Q 2008	4Q 2007	3Q 2008	2008	2007
OIBDA	1,124	918	1,388	4,860	3,597
Depreciation	(379)	(331)	(400)	(1,520)	(1,172)
Amortization	(94)	(56)	(98)	(361)	(219)
Impairment loss	(443)	0	0	(443)	0
Operating income	208	531	890	2,536	2,206

Reconciliation of Consolidated OIBDA Margin

OIBDA Margin Consolidated Total	4Q 2008	4Q 2007	3Q 2008	2008	2007
OIBDA margin	44.0%	45.7%	48.8%	48.0%	50.2%
Less: Depreciation as a percentage of net operating revenues	(14.9)%	(16.5)%	(14.1)%	(15.0)%	(16.3)%
Less: Amortization as a percentage of net operating revenues	(3.7)%	(2.8)%	(3.4)%	(3.5)%	(3.1)%
Less: Impairment loss as a percentage of net operating revenues	(17.3)%	0.0%	0.0%	(4.4)%	0.0%
Operating income as a percentage of net operating revenues	8.1%	26.4%	31.3%	25.1%	30.8%

19

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Attachment D: Capex Development

CAPEX (in US$ millions)	4Q 2008	4Q 2007	y-o-y	3Q 2008	q-o-q	2008	2007	y-o-y
Total capex	855.5	795.8	7.5%	692.9	23.5%	2,570.8	1,772.8	45.0%
Russia	641.5	467.2	37.3%	504.1	27.3%	1,776.4	1,072.5	65.6%
CIS	203.5	328.6	-38.1%	186.8	8.9%	775.1	700.3	10.7%
Kazakhstan	79.7	96.4	-17.3%	77.1	3.4%	254.8	213.9	19.1%
Ukraine	57.8	55.2	4.7%	46.9	23.2%	185.4	156.5	18.5%
Armenia	23.7	44.3	-46.5%	19.1	24.1%	78.3	90.8	-13.8%
Uzbekistan	17.2	83.6	-79.4%	28.4	-39.4%	176.3	133.9	31.7%
Tajikistan	18.0	20.2	-10.9%	6.4	181.3%	45.1	45.5	-0.9%
Georgia	7.1	28.9	-75.4%	8.9	-20.2%	35.2	59.7	-41.0%
Other	10.5	n/a		2.0	425.0%	19.3	n/a

20

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Attachment E: Key Financial Results in Local Currencies

Russia

RUSSIA (RUB millions)	4Q 2008	3Q 2008	q-o-q
Net operating revenues	58,748	58,803	-0.1%
OIBDA	25,751	29,395	-12.4%
OIBDA margin, %	43.8%	50.0%

Ukraine

UKRAINE (UAH millions)	4Q 2008	3Q 2008	q-o-q
Net operating revenues	424	457	-7.2%
OIBDA	75	-8	n/a
OIBDA margin, %	17.7%	n/a

21

VimpelCom Announces Fourth Quarter and Twelve Months 2008 Financial and Operating Results

Attachment F: Reconciliation of Net Income Adjusted to Net Loss Reported

Adjusted Consolidated Net Income (in US$ millions)	4Q 2008
Net income (loss) reported	(816)
Net foreign exchange loss	(1,012)
Russia fixed goodwill impairment	(315)
Ukraine goodwill and LLA impairment	(90)
DVBH/DVBT licenses write off	(38)
Income before tax, adjusted	639

Income tax effect on above mentioned transactions	(252)
Adjusted net income	387

22

VimpelCom 4Q08 and FY08 Financial and Operating Results

2009 2 © Beeline 2009
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These
statements relate, in part, to the Company's strategy, development plans and anticipated performance during the economic crisis. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties.
The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties.
There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange
Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2009 3 © Beeline 2009
Participants
Presentation
Q&A Session
will be joined by:
Kent McNeley,
VP, Chief Marketing Officer
Dmitry Pleskonos,
Executive VP, Business Development CIS
Andrey Patoka,
VP, Head of B2B Russia
Alexander Torbakhov, General Director
Boris Nemsic, Chief Executive Officer
Elena Shmatova, CFO

2009 4 © Beeline 2009
2008 in Brief
• Record revenue of $10.1 billion generating OIBDA of $4.9
billion and operating cash flow of $3.4 billion
• VimpelCom transformed into an integrated telecom operator
with diversified revenue base and wide geographic footprint
• Strategic shifts in the distribution strategy resulted in a significant improvement in sales
• Acquisition of licenses in Vietnam and Cambodia and start of network development in both countries
• Strong cash position coupled with a set of anti-crisis measures should ensure the Company’s ability to navigate through the
macroeconomic turmoil

2009 5 © Beeline 2009
2008 Financial Highlights
Revenue
*
, $ mln Net Income, $ mln
OIBDA, $ mln OIBDA Margin, %
48.0% 50.2%
50.4% 48.9%
48.6% 46.1%
2003 2004 2005 2006 2007 2008
+41.1%
10,117
7,171
4,868
3,211
2,113
1,330
2003 2004 2005 2006 2007 2008
-64.2%
229
350
615
811
1,463
524
2003 2004 2005 2006 2007 2008
+35.1%
4,860
3,597
2,452
1,571
1,027
613
2003 2004 2005 2006 2007 2008
* Here and thereafter relates to net
operating revenue

2009 6 © Beeline 2009
Quarterly Financial Dynamics
Revenue, $ mln
Net Income (Loss), $ mln
OIBDA, $ mln OIBDA Margin, %
+27.1%
1,956 2,010
2,108
2,611
2,843 2,555
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
+22.4%
1,124
1,388
1,223
1,126 918
1,015
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
51.9%
45.7%
53.4%
46.8% 48.8%
44.0%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
-816
269
470
601
368
458
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08

2009 7
© Beeline 2009
601
470
269
-816
524
1Q08 2Q08 3Q08 4Q08 FY2008
185
26
-1,012
-1,142
-341
1Q08 2Q08 3Q08 4Q08 FY2008
Net Income Analysis
Net Income/Loss 2008, $ mln
Net Loss 4Q08 Analysis, $ mln
FX Gain/Loss in 2008, $ mln
* Net loss adjusted for FX loss and goodwill and long-lived assets
(LLA) impairment, DVBH/DVBT licenses write-off before tax
effect on these adjustments
639
-1,012
-443 -816
4Q08 Income before
tax, adjusted*
FX Loss Goodwill and LLA
Impairment,
DVBT/DVBH
licenses write-off
Net loss reported

2009 8 © Beeline 2009
Financial Position
* LTM OIBDA constitutes the sum of the lines: LTM Operating income and LTM Depreciation, amortization and impairment loss. LTM
stands for “last twelve months” to reporting date. In cases when
OIBDA is part of financial ratios it is deemed to be calculated in accordance with the reconciliation tables in the Company’s earnings release.
Balance Sheet
OIBDA vs CAPEX, $ mln
OIBDA vs Debt, $ mln
3,368
3,597
3,956
4,282
4,654
4,860
411
527
969
1,248
1,748
1,909
0.8
0.8
1.8
1.7
1.7
1.7
3Q 07 4Q 07 1Q 08 2Q 08 3Q08 4Q08
OIBDA LTM Short-term Debt Total Debt/OIBDA
3,368
3,597
3,956
4,282
4,654
4,860
1,511
1,828
2,157
2,511
2,571
1,773
25%
26%
25%
25%
23%
23%
3Q 07 4Q 07 1Q 08 2Q 08 3Q08 4Q08
OIBDA LTM CAPEX LTM CAPEX/Revenue
($ mln)
Dec 31,
2008
Dec 31,
2007
Dec 31,
2006
Cash and Cash Equivalents 915 1,004 344
Total Assets 15,725 10,569 8,437
Total Debt 8,443 2,767 2,489
-Short-term 1,909 527 424
-Long-term 6,534 2,240 2,065
Shareholders' Equity 4,389 5,412 3,943
LTM  OIBDA* 4,860 3,597 2,452
- LTM Depreciation, amortization
and impairment loss 2,324 1,391 1,055
- LTM Operating Income 2,536 2,206 1,397
LTM Interest 496 195 186
Debt/Equity 1.9 0.5 0.6
Debt/OIBDALTM
1.7 0.8 1.0
OIBDA/Interest 9.8 18.4 13.2
Debt/Assets 0.54 0.26 0.30
Net Debt 7,528 1,763 2,145

2009 9 © Beeline 2009
Fixed, 56%
Floating,
44%
Debt Profile as of December 31, 2008
Debt Maturity Schedule, $ mln
Debt Composition
USD; 75%
RUR; 15%
EUR; 10%
52%
45%
3%
Banks,
Vendors,
Bonds,
* $609 million paid as of April 30, 2009 (at the rate of
December 31, 2008)
*
*
1 000
600
1,909 1 992
324
17
1 503
1 098
60
648
287
549
426
1Q09 2Q09 3Q09 4Q09 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

2009 10 © Beeline 2009
Russia: Total Operations
CAPEX, $ mln
Revenue*, $ mln
OIBDA ($ mln) and OIBDA Margin CAPEX / Revenue LTM
* Total revenue adjusted for eliminations between
fixed and mobile segments in Russia
2,426
2,239 2,157
1,797
1,653
1,702 1,675
1,862
2,037
1,797
414
445
132
439
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
1,215
1,060
993 948
959
773
871
1,104
969
840
52.7%
45.4%
55.3%
47.3%
43.9%
50.1%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
Mobile Fixed OIBDA Margin
467
642
207
217
504
424
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
17%
18%
17%
18%
20%
21%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08

2009 11 © Beeline 2009
Russia: Mobile Highlights
Mobile ARPU & MOU
Revenue, $ mln
OIBDA & OIBDA Margin
Subscribers, mln
+12.9%
41.8
42.2
42.1
45.1
47.7
42.5
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
13.4
13.5
13.2
14.7
15.2
12.5
228
209
204
199
220
229
0
5
10
15
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
150
300
ARPU ($) MOU (min)
+5.6%
1,653
1,702
1,675
1,862
2,037
1,797
0
500
1000
1500
2000
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
840
1,104
969 959
773
871
52.7%
45.4%
57.3%
52.0%
54.2%
46.7%
0
500
1000
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
OIBDA ($ mln) OIBDA Margin

2009 12 © Beeline 2009
Russia: Fixed Revenue
Revenue, $ mln
Business Segment, $ mln
Wholesale Segment, $ mln
Residential Segment, $ mln
GT revenue VIP revenue
+21.3%
376
132
414
445
244
362
324
439
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
192
68
207
213
172
193
124
201
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
144
50
160
186
129 139
94
190
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
40
14
47
46
23
31
26
48
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08

2009 13 © Beeline 2009
11.3
11.4
14.5
15.2
17.1
16.6
16.9
15.5
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
Russia: Residential Broadband Development
FTTB
*
Households Passed (mln) & Take-up Rate
(pro-forma)
Broadband Revenue, $ mln
(pro-forma)
Broadband Subscribers, ‘000
(pro-forma)
Broadband ARPU, $
(pro-forma)
* Fiber-to-the-Building
Fixed Residential BB
7.2
3.0
3.8
4.1
5.5
5.9
8.4%
8.9%
8.8%
9.2%
10.3%
8.6%
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q08
4%
6%
8%
10%
12%
14%
16%
18%
20%
22%
13
19
24
29
31
40
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
310
428
530
604
764
1,182
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
Mobile Internet (USB modems)

2009 14 © Beeline 2009
10.8
13.6 11.6 12.3 12.1 13.0
113
99
99
110
108
101
0
2
4
6
8
10
12
14
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
20.0
40.0
60.0
80.0
100.0
120.0
140.0
ARPU ($) MOU (min)
Kazakhstan: Operating & Financial Highlights
Revenue ($ mln) & OIBDA Margin
Capex / Revenue (LTM)
Mobile Subscribers, mln
Mobile ARPU & MOU
+36.2%
5.1
4.8
6.3
4.6
4.3 5.6
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
30%
35%
34%
34%
38%
34%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
197 199 185 163 175 167
52.7%
52.8%
50.4%
52.0%
53.4%
49.6%
80.00
100.00
120.00
140.00
160.00
180.00
200.00
220.00
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
25.0%
30.0%
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
Revenue OIBDA Margin

2009 15
© Beeline 2009
Ukraine: Operating & Financial Highlights
Revenue* ($ mln) & OIBDA Margin
Capex / Revenue (LTM)
Mobile Subscribers, mln
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed
and mobile segments in Ukraine
+5.7%
2.2
2.0
1.9
2.1
2.1
2.4
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
7.0 5.8 5.6 6.1 7.5 9.7
230
262
231
210
183
168
0
2
4
6
8
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
20
70
120
170
220
270
ARPU ($) MOU (min)
171%
140%
110%
86%
75%
66%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
94
71 71
45
9
37
35
26
33
28
16.5%
-1.7%
13.2%
7.1%
10.4%
17.6%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
-30.0%
20.0%
70.0%
Mobile Fixed OIBDA Margin

2009 16
© Beeline 2009
Armenia: Operating & Financial Highlights
Revenue* ($ mln) & OIBDA Margin
Capex / Revenue (LTM)
Mobile Subscribers, ‘000
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed
and mobile segments in Armenia
13.6 17.6 17.4 16.1 15.3 13.9
150
140
165
159
172
181
0
6
12
18
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
80
130
180
Mobile ARPU ($) Mobile MOU (min)
31%
39%
41%
42%
39%
27%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
+23.1%
447
544
442
520
655
784
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
63 65 69 64
60 59
38
36
36
38
37
27 32 26 23 24 26
37
51.9%
54.3%
49.2%
46.8%
48.7%
49.8%
0.00
20.00
40.00
60.00
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
Mobile Fixed OIBDA Margin

2009 17 © Beeline 2009
Uzbekistan: Operating & Financial Highlights
Revenue ($ mln) & OIBDA Margin
Capex / Revenue (LTM)
Mobile Subscribers, mln
Mobile ARPU & MOU
30 37 40 52 58 67
51.4%
56.5%
53.5%
52.9%
48.8%
56.0%
0.00
20.0
40.0
60.0
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
Revenue OIBDA Margin
82%
130%
151%
134%
124%
80%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
71.5%
2.8
2.4
3.1
1.6
2.1
3.6
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
6.5 7.6 6.8 5.8 6.6 6.5
289
299
295
265
283
290
0
6
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
80
130
180
230
280
ARPU($) MOU (min)

2009 18 © Beeline 2009
South-East Asian Operations
Vietnam
Population: 86.1 mln.
Penetration: ~58%*
GDP per capita: $2,900**
GDP growth rate in 2008: 6.2%
Cambodia
Population: 14.2 mln.
Penetration: ~25%*
GDP per capita: $2,100**
GDP growth rate in 2008: 6.8%
* Source: Global Mobile, Company estimates
** PPP adjusted; Source: CIA World Factbook.
• In October 2008, VimpelCom contributed $267
million in cash to its joint venture in Vietnam to
finance first year network rollout
• Network rollout and development of distribution in
progress in both countries
• Despite the economic crisis economies both in
Vietnam and Cambodia continue to grow
• Starting commercial operations in Cambodia in May
of 2009 and in Vietnam in mid-summer of 2009

2009 19 © Beeline 2009
New Management as of April 2, 2009
Alexander Torbakhov
General Director
Ex-General Director of Life
Insurance at Rosgosstrakh,
Russia’s largest insurance
company
Boris Nemsic
Chief Executive Officer
Ex-Chief Executive Officer of
the Telekom Austria Group
Corporate functions:
• Finance
• Human Resources
• Legal & Regulatory
• Government Relations
Operational Management:
• Russia
• CIS
• International Business
• Marketing and Sales
• Procurement
• Technology

2009 20 © Beeline 2009
Summary
• 2008 was a transformational year delivering strong
operational performance
• Adjusting to the new reality, current management focus is on operational excellence, cash flow generation and debt
repayment
• CAPEX guidance for 2009 is between 12% and 15% of
consolidated revenue
• Scale, scope and efficiency of operations form a solid
foundation for the future

2009 21 © Beeline 2009 APPENDICES

Ukraine
Georgia
Armenia
Russia
Kazakhstan
Uzbekistan
Tajikistan
Vietnam
Cambodia
GSM & 3G licenses
GSM license only
No VIP license

2009 22 © Beeline 2009
Map of Operations
Population: 46.2 mln.
Acquired: Nov. 2005
Penetration: 121%
GDP* 7,800
Population: 7.2 mln.
Acquired: Jan. 2006
Penetration: 48%
GDP* 1,800
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration: 79%
GDP* 6,600
Population: 27.1 mln.
Acquired: Jan. 2006
Penetration: 45%
GDP* 2,700
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration: 83%
GDP* 5,000
Population: 15.6 mln.
Acquired: Sept. 2004
Penetration: 93%
GDP* 12,000
Population: 86.1 mln.
JVA signed: Jul. 2008
Penetration: ~58%
GDP* 2,900
Population: 14.2 mln.
Acquired : Jul. 2008
Penetration: ~25%
GDP* 2,100
*GDP(PPP), $ per capita
Source: CIA World Factbook; AC&M-Consulting; Global Mobile
Population: 142.0 mln.
Penetration: 132%
GDP*: 15,800

2009 23 © Beeline 2009
Source: Prime TASS, National Banks of the CIS
countries
FOREX Development
1.550
306.5
1358
3.41
6.21
120.2
27.27
Average
Rate
4Q08
1.446
307.2
1306
3.43
4.96
120.6
23.63
Average
Rate
2Q08
1.476
307.3
1300
3.44
5.05
120.7
23.52
Closing
Rate
1.556
307.9
1295
3.46
5.05
120.4
24.26
Average
Rate
1.592
304.6
1290
3.46
5.05
120.6
24.55
Opening
rate
1Q08
1.405
302.1
1330
3.41
4.86
119.8
25.25
Closing
Rate
1.409
302.3
1319
3.42
4.85
120.0
24.25
Average
Rate
3Q08
1.418
302.7
1310
3.43
4.85
120.8
23.46
Closing
Rate
Currency
1.667 GEL
Closing
Rate
306.7 AMD
1393 UZS
3.45 TJS
7.70 UAH
120.8 KZT
29.38 RUB

2009 24 © Beeline 2009
Composition of the CIS Business
4Q 2008
Revenues, $ mln
CAPEX, $ mln
OIBDA, $ mln
70.5
63.7
16.4
5.9
419.6
66.5
196.9
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
97.7
34.2
31.7
5.3
179.3
-1.2
11.6
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
18.0
7.1
203.5
17.2
79.7
57.8
23.7
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

2009 25 © Beeline 2009
CIS Mobile: Financial Highlights
Kazakhstan Ukraine Uzbekistan
Revenue, $ mln OIBDA, $ mln
Armenia Tajikistan Georgia
48
30
37
39
50
56
64
167
175
162
183
196
194
37
36
46
68
35
6
-9
3
1
4
6
33
32
27 21
18
17
88
92
82
94
103
94
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
0.3
0.9
16.4
5.9
5.4
3.9
2.4
8.1
14.8
11.2
8.4
7.7
27
32
26
23
23
26
13
14
10
10
10
13
-2.0
-2.3
-2.2
-2.1
-1.1
-1.2
1.6
1.4 1.3
2.6
4.8
5.3
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08

2009 26 © Beeline 2009
CIS Mobile: Active Subscribers, mln
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
2.2
1.9
2.0
2.1
2.4
2.1
1.6
2.1
2.4
2.8
3.1
3.6
4.3
4.6
4.8
5.1
5.6
6.3
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
0.27
0.34
0.38
0.44
0.53
0.62
0.03
0.07
0.15
0.17
0.19
0.23
0.54
0.78
0.65
0.52
0.44
0.45
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08

2009 27 © Beeline 2009
CIS Mobile: ARPU & MOU Development
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
10.8
12.1 12.3
11.6
13.0
13.6
7.0
9.7
7.5
6.1
5.6
5.8
6.5
6.5 6.6
5.8
6.8
7.6
289
299
295
265
283
290
230
262
231
210
183
168
101
108
110
99
113
99
0.0
6.0
12.0
18.0
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
0
70
140
210
280
16.1
15.3
13.9
6.3
17.4
13.6
9.6
17.6
9.7
9.9
8.2
7.4
9.0
10.4
9.4
8.0
9.0
10.8
172
181
159 165
140
150
230
216
206
241 256
243
85
122
87
89
110
130
0.0
6.0
12.0
18.0
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
0
70
140
210
280
ARPU ($) MOU (min)

2009 28 © Beeline 2009
CIS Mobile: Subscriber Market Shares*
Kazakhstan
Ukraine Uzbekistan
Armenia
Tajikistan Georgia
* Source: AC&M Consulting. The drop in reported market
share is mainly caused by the change of reporting
methodology to active subscriber base
6% 6%
40%
43%
41%
47%
40%
47%
53%
49%
51%
47%
47%
54%
8%
8% 6% 7%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP K'Cell Other
34%
37%
36%
30%
30%
31%
49%
48%
50%
48%
46%
49%
21%
19%
17%
14%
12%
11%
3%
3%
3%
3%
3%
3%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP Uzdunrobita
Coscom Other
4.7%
3.5%
1.6%
5.0%
6.0%
5.0%
45%
48%
52%
41%
42%
42%
46%
48%
50%
53%
52%
54%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP Geocell Magticom
21%
31%
30%
27%
26%
34%
79%
69%
66%
74% 73%
70%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP Vivacell
16%
18%
17%
18%
18%
17%
6%
7%
10%
7%
7%
6%
75%
75%
77%
78% 75%
73%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP TT Mobile Others
4%
4%
4%
5%
5% 4%
42% 42%
42%
43%
42%
43%
33% 32%
35%
35%
36%
37%
14%
16%
17%
18%
19% 20%
2%
2%
1% 1% 1%
1%
3Q 07 4Q 07 1Q 08 2Q 08 3Q 08 4Q 08
VIP Kievstar UMC
Astelit Other

2009 29 © Beeline 2009
Reconciliation of Consolidated  OIBDA and
OIBDA Margin (Unaudited)
(US$ millions)
Dec 31,
2008
Sept 30,
2008
June 30,
2008
March 31,
2008
Dec 31,
2007
Sept 30,
2007
OIBDA 1,124 1,388 1,223 1,126 918 1,015
  Depreciation (379) (400) (385) (357) (331) (286)
  Amortization (94) (98) (101) (67) (56) (55)
  Impairment loss (443) 0 0 0 0 0
Operating Income 208 890 737 702 531 674
OIBDA margin 44.0% 48.8% 46.8% 53.4% 45.7% 51.9%
Less: Depreciation as % of
net operating revenues
(14.9%) (14.1%) (14.7%) (16.9%) (16.5%) (14.6%)
Less: Amortization as % of
net operating revenues
(3.7%) (3.4%) (3.9%) (3.2%) (2.8%) (2.8%)
Less: Impairment loss as %
of net operating revenues
(17.3%) 0.0% 0.0% 0.0% 0.0% 0.0%
Operating Income 8.1% 31.3% 28.2% 33.3% 26.4% 34.5%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended

VIP-Group

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	1,488	1,717	1,956	2,010	2,108	2,611	2,843	2,555
Gross margin	1,221	1,403	1,590	1,643	1,675	2,012	2,149	1,917
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%
OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124
OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%
SG&A	439	494	557	716	528	774	749	787
including Sales & Marketing Expenses	136	167	186	219	187	215	242	285
including advertising	52	67	66	92	69	89	86	101
including General & Administrative Costs	303	327	371	497	341	559	507	502
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%
Net income (loss)	277	359	458	368	601	470	269	-816
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	1,454	1,682	1,918	1,974	1,944	2,178	2,402	2,148
including Mobile Interconnect	209	241	270	303	300	323	355	326
Mobile OIBDA	750	878	996	896	1,072	1,104	1,248	989
Mobile OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.1%	50.7%	52.0%	46.0%

Subscribers (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	34.2	35.2	37.6	36.3	175.1	476.6	510.0	498.6
including business segment	0.0	0.0	0.0	0.0	74.4	227.1	235.0	218.2
including wholesale segment	0.0	0.0	0.0	0.0	50.6	165.7	194.2	197.6
including residential segment	34.2	35.2	37.6	36.3	50.2	83.7	80.8	82.8
Fixed OIBDA	16.2	18.5	19.5	22.8	55.0	120.4	141.8	138.3
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	31.4%	25.3%	27.8%	27.7%

Broadband subscribers (‘000)	0	0	0	0	534	610	780	1,206
Broadband services ARPU, blended, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

OTHER	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Other revenues					0.0	0.0	0.0	0.0
Other OIBDA					-1.0	-1.6	-2.2	-3.3
Other OIBDA, %					n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)
Impairment loss	0	0	0	0	0	0	0	(443)
Operating income	444	558	674	531	702	737	890	208

OIBDA margin total	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%
Less: Depreciation as a percentage of net operating revenues	(18.1)%	(16.6)%	(14.6)%	(16.5)%	(16.9)%	(14.7)%	(14.1)%	(14.9)%
Less: Amortization as a percentage of net operating revenues	(3.6)%	(3.1)%	(2.8)%	(2.8)%	(3.2)%	(3.9)%	(3.4)%	(3.7)%
Less: Impairment loss as a percentage of net operating revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3)%
Operating income as a percentage of net operating revenues	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%

Russia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%
OIBDA	676	780	871	773	993	1,060	1,215	948
OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.3%	47.3%	50.1%	43.9%
SG&A	375	419	477	633	433	657	627	667
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246
including advertising	42	56	56	79	56	74	72	86
including General & Administrative Costs	261	278	318	447	276	476	424	421
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.1%	29.3%	25.8%	30.9%
Net income (loss)	280	356	423	364	616	449	259	-445
Capital Expenditures	199.6	189.0	216.9	467.2	207.1	423.7	504.1	641.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,037	1,797
including Mobile Interconnect	171	203	224	253	253	270	289	263
Mobile OIBDA	676	780	871	773	959	969	1,104	840
Mobile OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.3%	52.0%	54.2%	46.7%

Subscribers (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%
Subscriber market share, %	31.2%	30.9%	30.4%	29.9%	25.0%	24.6%	25.1%	25.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	132	414	445	439
including business segment	0	0	0	0	68	207	213	201
including wholesale segment	0	0	0	0	50	160	186	190
including residential segment	0	0	0	0	14	47	46	48
Fixed OIBDA	0	0	0	0	34	91	111	108
Fixed OIBDA, %	0	0	0	0	25.8%	22.0%	24.9%	24.6%

Broadband subscribers (‘000)	0	0	0	0	530	604	764	1,182
Broadband services ARPU, blended, US$	0	0	0	0	17.6	16.9	15.4	13.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	676	780	871	773	993	1,060	1,215	948
Depreciation	(232)	(240)	(250)	(268)	(288)	(310)	(331)	(293)
Amortization	(29)	(29)	(29)	(31)	(35)	(61)	(54)	(52)
Impairment loss	0	0	0	0	0	0	0	(315)
Operating income	415	511	592	474	670	689	830	288

OIBDA margin total	52.9%	53.4%	52.7%	45.4%	55.3%	47.3%	50.1%	43.9%
Less: Depreciation as a percentage of net operating revenues	(18.2)%	(16.4)%	(15.1)%	(15.8)%	(16.1)%	(13.8)%	(13.7)%	(28.1)%
Less: Amortization as a percentage of net operating revenues	(2.3)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%	(2.7)%	(2.2)%	(2.4)%
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(33.2)%
Operating income as a percentage of net operating revenues	32.4%	35.0%	35.8%	27.8%	37.3%	30.8%	34.2%	13.4%

CIS

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	210.9	260.1	305.7	314.4	316.9	388.1	439.8	419.6
Gross margin	156.8	194.7	226.2	232.9	230.8	282.0	298.0	298.1
Gross margin, %	74.3%	74.9%	74.0%	74.1%	72.8%	72.7%	67.8%	71.0%
OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7	179.3
OIBDA, %	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%	42.7%
SG&A	65.1	76.4	79.4	83.9	94.3	115.4	121.4	116.9
including Sales & Marketing Expenses	22.3	26.0	27.3	33.1	29.0	33.9	39.1	39.5
including advertising	9.2	10.7	10.5	13.0	13.4	15.4	14.5	15.3
including General & Administrative Costs	42.8	50.4	52.1	50.8	65.3	81.5	82.3	77.4
SG&A, %	30.9%	29.4%	26.0%	26.7%	29.8%	29.7%	27.6%	27.9%
Net income (loss)	-3.1	3.7	35.6	4.6	-14.3	22.3	13.3	-278.5
Capital Expenditures	103.9	145.8	121.9	328.6	146.0	238.9	186.8	203.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	176.7	224.9	268.1	278.1	270.9	318.9	371.2	354.1
including Mobile Interconnect	38.1	37.7	45.3	50.4	47.0	53.3	66.2	63.7
Mobile OIBDA	73.8	98.4	124.5	122.4	112.8	134.7	143.6	149.1
Mobile OIBDA, %	41.8%	43.8%	46.4%	44.0%	41.7%	42.2%	38.7%	42.1%

Subscribers (‘000)	7,153	7,562	8,884	9,519	10,214	11,222	12,665	13,352

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	34.2	35.2	37.6	36.3	47.0	74.1	78.6	73.0
including business segment	0.0	0.0	0.0	0.0	6.5	20.1	22.1	18.0
including wholesale segment	0.0	0.0	0.0	0.0	3.8	14.2	17.4	16.4
including residential segment	34.2	35.2	37.6	36.3	36.7	39.8	39.1	38.6
Fixed OIBDA	16.2	18.5	19.5	22.8	21.5	29.7	31.1	30.2
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	45.7%	40.1%	39.6%	41.4%

Broadband subscribers (‘000)	0	0	0	0	12	13	16	24
Broadband services ARPU, blended, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	90.0	116.9	144.0	145.2	134.3	164.4	174.7	179.3
Depreciation	(36.5)	(44.9)	(35.7)	(62.8)	(69.7)	(75.3)	(67.6)	(85.2)
Amortization	(24.8)	(25.4)	(26.2)	(25.5)	(32.3)	(39.3)	(44.7)	(42.7)
Impairment loss	0	0	0	0	0	0	0	(90.1)
Operating income	28.7	46.6	82.1	56.9	32.3	49.8	62.4	(38.7)

OIBDA margin total	42.7%	44.9%	47.1%	46.2%	42.3%	42.4%	39.7%	42.7%
Less: Depreciation as a percentage of net operating revenues	(17.3%)	(17.2%)	(11.6%)	(20.0%)	(21.9%)	(19.5%)	(15.3%)	(20.2%)
Less: Amortization as a percentage of net operating revenues	(11.8%)	(9.8%)	(8.6%)	(8.1%)	(10.2%)	(10.1%)	(10.2%)	(10.2%)
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(21.5%)
Operating income as a percentage of net operating revenues	13.6%	17.9%	26.9%	18.1%	10.2%	12.8%	14.2%	(9.2%)

Kazakhstan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%
OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7
OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%
Net income (loss)	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.4	77.1	79.7

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	119.4	149.3	167.1	174.6	162.1	182.5	195.9	193.7
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4
Mobile OIBDA	62.0	80.3	88.1	92.2	81.6	94.2	102.9	93.8
Mobile OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	51.6%	52.5%	48.4%

Subscribers (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%
Subscriber market share, %	50.2%	49.3%	47.3%	46.5%	39.5%	39.6%	41.2%	43.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	1.1	4.9	6.0	7.1
including business segment	0	0	0	0	0.3	1.0	0.8	1.0
including wholesale segment	0	0	0	0	0.8	3.9	5.2	6.0
including residential segment	0	0	0	0	0	0	0.003	0.05
Fixed OIBDA	0	0	0	0	0.4	2.2	3.2	3.9
Fixed OIBDA, %	0	0	0	0	36.4%	44.9%	53.3%	54.9%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53

OIBDA margin total	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%
Less: Depreciation as a percentage of net operating revenues	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)
Less: Amortization as a percentage of net operating revenues	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)
Operating income as a percentage of net operating revenues	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%

Ukraine

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%
OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6
OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%
Net income (loss)	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1
Capital Expenditures	29.3	46.0	26.0	55.2	26.6	54.1	46.9	57.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	16.3	23.8	37.0	34.5	36.4	45.7	68.2	47.5
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	13.4	20.0	14.8
Mobile OIBDA	-6.5	-3.1	6.5	3.6	1.1	2.5	-8.9	5.7
Mobile OIBDA, %	n/a	n/a	17.6%	10.4%	3.0%	5.5%	n/a	12.0%

Subscribers (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%
Subscriber market share, %	4.5%	5.2%	5.1%	4.8%	3.5%	3.8%	4.3%	3.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	8.9	28.4	32.5	26.4
including business segment	0	0	0	0	5.5	16.9	19.0	14.8
including wholesale segment	0	0	0	0	3.0	10.2	12.2	10.2
including residential segment	0	0	0	0	0.4	1.3	1.4	1.4
Fixed OIBDA	0	0	0	0	2.1	6.9	7.3	5.9
Fixed OIBDA, %	0	0	0	0	23.6%	24.3%	22.5%	22.3%
Broadband subscribers (‘000)	0	0	0	0	12	13	16	24
Broadband services ARPU, blended, US$	0	0	0	0	15.0	15.4	15.7	13.5

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	(6.5)	(3.1)	6.5	3.6	3.2	9.4	(1.6)	11.6
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)
Impairment loss	—	—	—	—	—	—	—	(90.1)
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)

OIBDA margin total	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	(12.1)%	(37.6)%	(24.9)%	(21.1)%	n/a	(21.2)%
Less: Amortization as a percentage of net operating revenues	n/a	n/a	(14.1)%	(9.0)%	(16.1)%	(17.4)%	n/a	(14.6)%
Less: Impairment loss as a percentage of net operating revenues	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8)%
Operating income as a percentage of net operating revenues	n/a	n/a	(8.6)%	(36.2)%	(33.9)%	(25.3)%	n/a	(147.1)%

Uzbekistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%
OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2
OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%
Net income (loss)	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8
Capital Expenditures	7.9	18.5	23.8	83.6	48.0	82.8	28.4	17.2

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5
including Mobile Interconnect	0.002	0.003	0.004	0.005	0.006	0.009	0.010	3.418
Mobile OIBDA	8.7	11.4	16.9	17.8	20.6	27.2	32.0	33.0
Mobile OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%	54.9%	57.7%	52.0%

Subscribers (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%
Subscriber market share, %	33.1%	32.7%	35.6%	37.3%	33.6%	31.2%	29.8%	29.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0.8	2.6	2.9	3.0
including business segment	0	0	0	0	0.7	2.3	2.3	2.2
including wholesale segment	0	0	0	0	0.03	0.1	0.1	0.1
including residential segment	0	0	0	0	0.06	0.2	0.5	0.7
Fixed OIBDA	0	0	0	0	0.3	0.6	1.0	1.2
Fixed OIBDA, %	0	0	0	0	37.5%	23.1%	34.5%	40.0%
Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7

OIBDA margin total	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%
Less: Depreciation as a percentage of net operating revenues	(17.0)%	(14.1)%	(13.2)%	(14.0)%	(17.0)%	(13.1)%	(12.3)%	(13.4)%
Less: Amortization as a percentage of net operating revenues	(18.7)%	(14.7)%	(11.3)%	(9.6)%	(9.6)%	(7.1)%	(6.5)%	(6.9)%
Operating income as a percentage of net operating revenues	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%

Armenia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%
OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7
OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%
Net income (loss)	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0
Capital Expenditures	5.4	20.4	20.7	44.3	14.6	20.9	19.1	23.7

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2
including Mobile Interconnect	12.0	3.2	4.1	4.2	4.5	5.3	8.0	7.1
Mobile OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9	12.5
Mobile OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.0%	46.0%

Subscribers (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%
Subscriber market share, %	37.3%	33.5%	33.6%	26.1%	26.9%	30.5%	30.5%	21.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5
Fixed OIBDA	16.2	18.5	19.5	22.8	18.7	20.0	19.6	19.2
Fixed OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%	52.2%	52.7%	52.6%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)

OIBDA margin total	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%
Less: Depreciation as a percentage of net operating revenues	(25.7)%	(32.0)%	(16.8)%	(36.6)%	(45.6)%	(35.3)%	(19.2)%	(41.5)%
Less: Amortization as a percentage of net operating revenues	(10.9)%	(10.1)%	(11.0)%	(12.9)%	(17.1)%	(15.1)%	(14.5)%	(15.5)%
Operating income as a percentage of net operating revenues	13.9%	9.4%	24.1%	4.8%	(13.5)%	(3.6)%	15.0%	(7.2)%

Tajikistan

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%
OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3
OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%
Net income (loss)	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	18.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4
Mobile OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3
Mobile OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%

Subscribers (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%
Subscriber market share, %	11.2%	15.2%	16.7%	18.1%	16.5%	17.4%	18.3%	18.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6

OIBDA margin total	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%
Less: Depreciation as a percentage of net operating revenues	n/a	(11.6)%	(11.7)%	(18.5)%	(20.2)%	(27.6)%	(20.9)%	(21.3)%
Less: Amortization as a percentage of net operating revenues	n/a	(3.8)%	(2.6)%	(2.5)%	(2.4)%	(2.7)%	(1.4)%	(1.2)%
Operating income as a percentage of net operating revenues	n/a	(13.5)%	6.5%	(3.7)%	(7.1)%	(7.1)%	10.1%	9.8%

Georgia

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0.0	0.2	0.3	0.9	2.4	3.9	5.4	5.9
Gross margin	0.0	0.0	0.0	0.2	0.8	1.6	2.6	2.6
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%
OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2
OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%
Net income (loss)	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9
including Mobile Interconnect	0	0	0.1	0.2	0.6	0.9	1.3	1.5
Mobile OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2
Mobile OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subscribers (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%
Subscriber market share, %	0.4%	0.8%	1.6%	3.5%	4.7%	4.9%	5.3%	6.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Amortization as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Other

(in US$ millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0.0	0.0	0.0	0.0
Gross margin	0	0	0	0	0.0	0.0	0.0	0.0
Gross margin, %	0	0	0	0	n/a	n/a	n/a	n/a
OIBDA	0	0	0	0	-1.0	-1.6	-2.2	-3.3
OIBDA, %	0	0	0	0	n/a	n/a	n/a	n/a
SG&A	0	0	0	0	0.9	1.4	2.1	3.2
including Sales & Marketing Expenses	0	0	0	0	0.0	0.0	0.0	0.1
including advertising	0	0	0	0	0.0	0.0	0.0	0.0
including General & Administrative Costs	0	0	0	0	0.0	0.0	0.0	3.1
SG&A, %	0	0	0	0	n/a	n/a	n/a	n/a
Net income (loss)	0	0	0	0	-0.8	-1.5	-3.5	-92.3
Capital Expenditures	0	0	0	0	5.4	1.4	2.0	10.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0	0	0	0
including Mobile Interconnect	0	0	0	0	0	0	0	0
Mobile OIBDA	0	0	0	0	0	0	0	0
Mobile OIBDA, %	0	0	0	0	0	0	0	0

Subscribers (‘000)	0	0	0	0	0	0	0	0
ARPU, US$	0	0	0	0	0	0	0	0
MOU, min	0	0	0	0	0	0	0	0
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0
Subscriber market share, %	0	0	0	0	0	0	0	0

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, US$	0	0	0	0	0	0	0	0

OTHER	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Net operating revenues					0.0	0.0	0.0	0.0
OIBDA					-1.0	-1.6	-2.2	-3.3
OIBDA, %					n/a	n/a	n/a	n/a
					0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
OIBDA	0	0	0	0	(1.0)	(1.6)	(2.2)	(3.3)
Depreciation	0	0	0	0	(0.0)	0.0	(0.1)	(0.1)
Amortization	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	0.0	0.0	(37.6)
Operating income	0	0	0	0	(1.0)	(1.6)	(2.3)	(41.0)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Depreciation as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Amortization as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a